SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission file number 0-15829

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST CHARTER CORPORATION
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST CHARTER CORPORATION
10200 DAVID TAYLOR DRIVE
CHARLOTTE, NORTH CAROLINA 28262-2373
(704) 688-4300

REQUIRED INFORMATION

     The First Charter Corporation Retirement Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Accordingly, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.

FIRST CHARTER CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

FIRST CHARTER CORPORATION

RETIREMENT SAVINGS PLAN

Independent Auditors’ Report

The Compensation Committee
First Charter Corporation:

We have audited the accompanying statements of net assets available for plan benefits of First Charter Corporation Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Charlotte, North Carolina June 21, 2002

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

Assets	2001	2000

Cash	$2,294	—
Investments, at fair value:
Mutual funds	19,318,869	17,754,923
First Charter Corporation common stock	3,213,559	2,186,164
Participants’ loans receivable	183,464	40,190

Total investments	22,715,892	19,981,277
Receivables:
Contribution receivable from employer	1,911,677	1,482,952
Contribution receivable from employees	79,890	72,883

Total receivables	1,991,567	1,555,835
Other assets	80,440	51,669

Net assets available for plan benefits	$24,790,193	21,588,781

See accompanying notes to financial statements

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2001

Additions:
Investment income (loss):
Net realized and unrealized depreciation	$(2,088,291)
Dividends	454,300
Interest on participant loans	8,030

Total investment loss	(1,625,961)

Contributions:
Participant	2,940,086
Employer	1,530,816

Total contributions	4,470,902

Net assets received from plan merger	2,085,752

Total additions	4,930,693
Deductions:
Benefits paid	(1,729,281)

Net increase in assets available for plan benefits	3,201,412
Net assets available for plan benefits:
Beginning of year	21,588,781

End of year	$24,790,193

See accompanying notes to financial statements

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1)	Description of the Plan

The First Charter Corporation Retirement Savings Plan (the Plan) is a defined contribution plan which covers substantially all employees of First Charter Corporation (the Corporation). The Plan was established on January 1, 1973 to provide retirement benefits for the Corporation’s employees. The notes to the financial statements include only general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Corporation, and First Charter Bank (the Bank), a wholly-owned subsidiary and a related party-in-interest, either directly or through subsidiaries, provide businesses and individuals a broad range of financial services, including banking, financial planning, funds management, investments, insurance, mortgages and employee benefit services. The Bank is a regional financial services company operating 52 financial centers, five insurance offices and 99 ATMs located in 17 counties throughout North Carolina.

During 2001, the Plan was amended to provide credit for service, for the purposes of eligibility and vesting, to the former employees of Hoffman & Young Insurance Agency, a company acquired by the Corporation during 2001.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, and present the net assets and changes in net assets available for plan benefits.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(b)	Trustee

Under the terms of the trust agreement between the Bank and the Plan, the Bank acts as trustee for the Plan.

(c)	Investments

Investments in marketable securities are stated at their fair value, which is based on closing market quotations at December 31, 2001 and 2000. Purchases and sales of investments are recorded on a settlement date basis, which is not materially different from the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans receivable are stated at cost which approximates fair value.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(d)	Administrative Expenses

All expenses incident to the administration of the Plan are paid by the Corporation, which totaled $108,790 in 2001.

(3)	Investments

The Plan is a participant directed plan, providing participants with twelve investment options consisting of mutual funds and First Charter Corporation common stock.

Investments that represent 5 percent or more of the Plan’s net assets are separately identified, as follows.

Description of Investment	2001	2000

AIM Value Fund	$1,352,677	1,370,420
Federated Capital Preservation Fund	2,459,147	2,181,275
Fidelity Advisor Equity Growth Fund	2,399,110	2,438,921
First Charter Corporation Common Stock	3,213,559	2,186,164
Janus Advisor Capital Appreciation Fund	942,644	1,018,833
Vanguard Balanced Index Fund	2,902,418	2,991,739
Vanguard Index 500 Fund	4,387,151	4,444,710
Other investments – mutual funds	5,059,186	3,349,215

Total investments	$22,715,892	19,981,277

During 2001, Plan investments in various mutual funds (including gains and losses on mutual funds bought and sold, as well as held during the year) depreciated in value by $2,424,293.

As of December 31, 2001, the Plan held 190,039 shares of First Charter Corporation common stock. This common stock (including gains and losses on common stock bought and sold, as well as held during the year) appreciated in value by $336,002 for the year ended December 31, 2001. Dividends of $127,994 on First Charter Corporation common stock were recognized in 2001.

(4)	Contributions

The Plan is a defined contribution profit sharing plan sponsored by the Corporation and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). An employee is eligible to become a participant in the Plan on the Plan’s first entry date (the first of each month) following the completion of one full calendar month of service and the attainment of age 20 (except with respect to certain employees of certain acquired entities or branches). Employees may contribute up to 15% of their qualified compensation to the Incentive Savings Account component of the Plan. Participants may also contribute amounts representing distributions from other qualified plans.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

Employer contributions to the Plan are made by the Corporation at the end of each quarter. The annual amount contributed by the Corporation consists of a discretionary amount to match a portion or all of the participant contributions made during the current year up to a maximum of 6% of an employee’s annual compensation. The employer contribution amounted to $1,530,816 for the year ended December 31, 2001.

(5)	Benefits and Vesting

The net investment income or loss and employer contributions are allocated to the individual participants’ accounts on a daily basis. Employer and employee contributions, including related net investment income or loss, are accumulated separately within each participant’s account. Each participant’s account is further separated into: an Incentive Savings Account as described in note (4) and an Extra Savings Account (for certain contributions made prior to 1989) for the employee’s contributions to the Plan; a Rollover Savings Account for amounts transferred into the Plan from another qualified plan; and a Matching Savings Account and Bank Savings Account which include amounts contributed by the employer as described in note (4). Employee and rollover contributions and the related net investment income or loss are fully vested at all times. Participants become 25% vested in the employer contribution and the related net investment income or loss after two years of credited service and vesting continues to increase by 25% for each additional year of service. Participants become 100% vested following five years of credited service or upon death or attainment of normal retirement age of 65. Terminating participants receive the appropriate vested percentage of each annual employer contribution. Non-vested amounts will be forfeited and used to reduce the employer’s contribution. This forfeited amount will remain in the participant’s individual account until the December 31 valuation date coinciding with or next following a one year break in service. During this time, the forfeited amount does not share in any adjustments related to net investment income or loss. Excess contributions by the Plan sponsor are also deemed to be non-vested forfeited balances. Non-vested forfeited balances were $76,369 at December 31, 2001.

A participant may withdraw, in whole or in part, the current portion of his/her Extra Savings Account contributions without specifying the reason for such a withdrawal. This type of withdrawal may be made once during a plan year. A participant may also receive a hardship withdrawal with the approval of the Retirement Savings Plan Administrative Committee (the Committee). This type of distribution will initially reduce the participant’s Extra Savings Account, then his/her nonforfeitable Matching Savings Account and finally, his/her Incentive Savings Account. An employee must obtain the Committee’s approval before distribution will be made, and this withdrawal will result in a one year suspension of the participants’ Incentive Savings Account contributions and employer matching contributions. Distributions received under the hardship withdrawal provision may not be repaid to the fund by the participant.

The Plan allows the Corporation to authorize the trustee to make loans to Plan participants and beneficiaries under certain circumstances and with certain conditions as set forth in the Plan. Loans outstanding at December 31, 2001 and 2000 were $183,464, and $40,190, respectively.

A participant, at his/her retirement date, may elect to receive the accumulated benefits due him/her under the Plan by lump sum cash payment, purchase of a nontransferable annuity contract, installments from fixed income account or trust fund or any other method providing for installments in approximately equal amounts not to exceed a period longer than the life expectancy of the participant or his/her spouse. Such benefits are also payable to the participant if he/she becomes permanently disabled or to his/her beneficiaries upon his death.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

Although the Corporation has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan or discontinue the discretionary contributions at any time. If the Plan is terminated or contributions are discontinued, each participant becomes fully vested in the amount allocated to his individual account.

(6)	Federal Income Taxes

The Internal Revenue Service issued its latest determination letter on March 1, 1998 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(7)	Mergers with Financial Institutions

Employees of institutions acquired by First Charter Corporation are generally allowed to participate in the Plan as of approximately the consummation date of each respective merger.

On September 30, 2001, the Corporation purchased Hoffman & Young Insurance Agency (“Hoffman”). Employees of the former Hoffman & Young who were employed by the Corporation subsequently were credited for service with Hoffman for purposes of eligibility and vesting under the Plan.

(8)	Plan Merger

Effective December 31, 2001, the Corporation merged the First Charter Corporation Money Purchase Pension Plan (MPP) into the Plan. All assets of the MPP were legally transferred to the Plan which consisted of $1,258 in cash, $1,178,880 in mutual fund investments, and $905,614 in receivables from the Corporation.

Schedule 1

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2001

Current
Identity of Party and Description of Investment	Value

Participant loans receivable, at various rates ranging from 7.00% through 11.50%, due at various dates ranging from 06/30/01 through 05/15/13	$183,464
AIM Constellation Fund – 36,998 units	817,649
AIM Value Fund – 124,441 units	1,352,677
American Century Equity Growth Fund – 6,847 units	131,731
American Century International Growth Fund – 22,164 units	176,426
Blackrock-Core Bond Fund – 26,286 units	254,445
Blackrock-Index Equity Institutional Fund – 7,546 units	166,757
Dreyfus Emerging Leaders Fund – 1,740 units	60,513
Dreyfus Worldwide Growth Fund – 22,178 units	677,108
Federated Capital Preservation Fund – 245,915 units	2,459,147
Federated Growth Strategies Fund – 25,472 units	651,822
Federated Income Trust Fund – 78,657 units	816,455
Federated Total Return Fund – 24,255 units	254,679
Fidelity Advisor Equity Growth Fund – 47,724 units	2,399,110
Fidelity Advisor Growth Opportunities Fund – 19,354 units	557,382
* First Charter Corporation Common Stock – 190,039 shares	3,213,559
* First Charter Temporary Investment Fund – 1,722 units	1,722
Janus Advisor Capital Appreciation Fund – 44,235 units	942,644

Schedule 1 (continued)

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2001

Current
Identity of Party and Description of Investment	Value

Janus Advisor International Fund – 4,350 units	106,744
Massachusetts Investors Growth Stock Fund – 11,357 units	147,416
MFS Mid-Cap Growth Fund – 5,007 units	54,873
Vanguard Balanced Index Fund – 162,509 units	2,902,418
Vanguard Index 500 Fund – 41,431 units	4,387,151

Total	$22,715,892

* – denotes party-in-interest

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

	By:	FIRST CHARTER BANK, Trustee

Date June 28, 2002	By:	/s/ LAWRENCE M. KIMBROUGH Lawrence M. Kimbrough President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.
23	Consent of KPMG LLP